Exhibit 99.2

ZenaTech Named 2026 “Drone Technology of the Year” Winner by AgTech Breakthrough Awards for Its ZenaDrone Precision Agriculture Solutions

Vancouver, British Columbia (August 27, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) ("ZenaTech" or the "Company"), a technology company specializing in AI-powered drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it has been named the winner of the "Drone Technology of the Year" award in the 2026 AgTech Breakthrough Awards program.

“Precision agriculture is one of the most compelling commercial applications for AI-powered drones,” said Shaun Passley, Ph.D., ZenaTech CEO. “ZenaDrone solutions can help farmers identify crop stress earlier, monitor large areas faster, and apply water, fertilizer and crop treatments more precisely. Turning aerial data into timely, actionable insights can reduce input costs, improve productivity and support stronger yields. This ‘Drone Technology of the Year’ recognition highlights the growing importance of drone automation in agriculture and supports our strategy to bring advanced solutions to one of the world’s largest and most essential industries.”

The award recognizes ZenaTech’s ZenaDrone subsidiary and its innovative drone technology advancing precision agriculture through AI-powered aerial intelligence. The Company's agriculture solutions currently at the testing and pilot stage, are designed to help growers improve crop health monitoring, optimize irrigation and fertilizer use, detect pests and disease earlier, and make informed decisions using real-time aerial data and advanced analytics.

The ZenaDrone 1000 and the IQ Series drones are designed to use autonomous flight, AI and advanced imaging to help farmers monitor and map fields, assess crop health, detect disease and plant stress, count plants and weeds, track growth, and identify areas requiring water, fertilizer or pest treatment. The data and 3D terrain maps support more precise irrigation, spraying, planting and harvesting decisions, while drone surveillance can also assist with livestock monitoring and farm security. These capabilities can reduce manual fieldwork, improve productivity and yields, lower costs, and minimize wasted water and agricultural inputs.

ZenaTech continues to expand its Drone as a Service business across multiple industries including agriculture, where demand for convenient turnkey subscription-based services for autonomous aerial data and AI-driven analytics without the need to own and operate drones continues to grow. Through its integrated drone hardware, software, and AI services, customers can conveniently automate time-intensive field inspections and gain actionable insights that are difficult or impossible to obtain through traditional methods.

The AgTech Breakthrough Awards program is one of the industry's leading global recognition platforms honoring the companies, technologies, and products driving innovation across the agricultural technology sector. The annual program recognizes breakthrough solutions that are transforming modern agriculture through advancements in automation, artificial intelligence, robotics, precision farming, sustainability, and digital agriculture. The program is a key part of Tech Breakthrough, a leading global market intelligence organization that researches and rewards excellence in technology innovation across today’s most competitive technology industries.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.